FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2012 which was filed with the Tokyo Stock Exchange on February 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 7, 2013	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

Consolidated Financial Results

for the Nine Months Ended December 31, 2012

(Prepared in Accordance with U.S. GAAP)

February 7, 2013

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Takuya Kozuki, Representative Director, President
Contact:	Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Planning (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	-
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Nine Months Ended December 31, 2012

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Nine months ended December 31, 2012	160,151	14,920	14,672	8,821
Year-on-year changes (%)	(17.7)%	(51.7)%	(51.1)%	(48.3)%
Nine months ended December 31, 2011	194,522	30,921	30,018	17,046
Year-on-year changes (%)	3.3%	86.9%	97.2%	77.3%

Note:	Comprehensive income
	Nine months ended December 31, 2012:	¥10,248 million	a year-on-year decrease of 33.3%
	Nine months ended December 31, 2011:	¥15,361 million	-%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Nine months ended December 31, 2012	63.63	63.63
Nine months ended December 31, 2011	123.19	123.19

(2) Consolidated Financial Position

	(Millions of yen, except percentages)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
December 31, 2012	314,284	219,157	218,772	69.6%
March 31, 2012	328,006	215,720	215,458	65.7%

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended
March 31, 2012	—	25.00	—	25.00	50.00
Year ending
March 31, 2013	—	25.00	—
Year ending March 31, 2013
-Forecast-				25.00	50.00

Note:	Recently announced change in dividend forecasts for the fiscal year ending March 31, 2013 during the nine months ended December 31, 2012: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2013

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2013	228,000	23,000	22,500	13,500	97.39
% change from previous year	(14.2)%	(43.8)%	(43.8)%	(41.3)%

Note:	Recently announced change in earnings forecasts for the fiscal year ending March 31, 2013 during the nine months ended December 31, 2012: Yes

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: None

Note: Please refer to page 12 for details.

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	As of December 31, 2012	143,500,000	shares
	As of March 31, 2012	143,500,000	shares
2.	Number of Treasury Stock:
	As of December 31, 2012	4,881,361	shares
	As of March 31, 2012	4,879,848	shares
3.	Average number of shares outstanding:
	Nine months ended December 31, 2012	138,619,373	shares
	Nine months ended December 31, 2011	138,377,599	shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed for the quarterly financial statements included in this document as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

Please refer to pages 9, 10 and 11 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on February 7, 2013.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

The business environment surrounding the Konami Group remains uncertain mainly due to the impact of the global slowdown ensuing from the European sovereign-debt crisis, despite signs of a rebound in personal consumption in some quarters.

In the entertainment market, business opportunities in the game industry are increasing in step with growth in social networking services (SNS) as various mobile devices become increasingly popular. Meanwhile, tourist markets that are related to gaming, such as Las Vegas, where a severe business environment has persisted, are showing signs of improvement. However, major casino operators are still cautious about their investments. We intend to continue to closely monitor market trends.

In the health and fitness industry, market conditions remain challenging as consumer spending is under pressure due to uncertainty over the future economic climate. Nevertheless, we continue to see growing health consciousness especially among senior citizens and stronger interest in preventing the need for nursing care in old age.

Against this backdrop, in the Digital Entertainment segment of Konami Group, the number of registered users for content for social networks including DRAGON COLLECTION continued to grow. Meanwhile, as for computer and video games, the latest title in the Winning Eleven (known in the U.S. and Europe as Pro Evolution Soccer) series was also released and sold steadily.

In our Health & Fitness segment, a new counseling system, MY Fit Planner, was introduced in Konami Sports Clubs nationwide, in addition to supporting activities to improve the health and physical condition of our users according to each customer’s need. These efforts are performing favorably in the market.

In our Gaming & Systems segment, sales of products such as the Podium video slot machine and the Advantage mechanical slot machine series continued to be favorable in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, we released the new pachinko slot machine Rumble Roses 3D.

In terms of the consolidated results for the nine months ended December 31, 2012, net revenues amounted to ¥160,151 million (a year-on-year decrease of 17.7%), operating income was ¥14,920 million (a year-on-year decrease of 51.7%), income before income taxes and equity in net income of affiliated company was ¥14,672 million (a year-on-year decrease of 51.1%), and net income attributable to KONAMI CORPORATION was ¥8,821 million (a year-on-year decrease of 48.3%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	% change
Digital Entertainment	¥99,464	¥80,568	(19.0)
Health & Fitness	62,052	60,022	(3.3)
Gaming & Systems	18,103	16,599	(8.3)
Pachinko & Pachinko Slot Machines	15,559	3,454	(77.8)
Eliminations	(656)	(492)	(25.1)

Consolidated net revenues	¥194,522	¥160,151	(17.7)

Digital Entertainment

As for content for social networks, we began to distribute DRAGON COLLECTION as a native application for iOS devices, which resulted in providing more users with its high-quality services. The main content including SENGOKU COLLECTION, the CROWS X WORST series and Professional Baseball Dream Nine have enjoyed steady growth and also contributed to revenue. METAL GEAR SOLID SOCIAL OPS, the first content for social networks ever in the METAL GEAR series, which marked its 25th anniversary, was released and contributed to an improvement in our profit base.

As for computer and video games, WORLD SOCCER Winning Eleven 2013 (known in the U.S. and Europe as Pro Evolution Soccer 2013), the latest title in the Winning Eleven series, was released and promoted in South America, and performed strongly. We also released JIKKYOU PAWAFURU PUROYAKYU 2012, ZONE OF THE ENDERS HD EDITION and Tongari Boushi to Mahou no Machi, which received favorable reviews.

As for amusement arcade video games, the releases of REFLEC BEAT colette and pop’n music Sunny Park strengthened the expansion of our e-AMUSEMENT Participation system titles as well as the large-scale mass-medal arcade game FORTUNE TRINITY 2, with stable popularity, continued enjoying sustained sales. Monster Retsuden ORECA BATTLE, a card game machine title, which was launched in the previous fiscal year, continued to enjoy favorable sales mainly due to gaining lots of popularity primarily among elementary school-age boys because of its groundbreaking features including the ability for users to obtain their own original cards and connectivity with smartphone applications. Meanwhile, we held KONAMI Arcade Championship 2012, which determined each champion in 14 titles of our arcade games, to maximize our content-value, and QUIZ MAGIC ACADEMY Kenja no Tobira was awarded a Guinness World Records™ certificate for the most questions in a trivia game. These efforts resulted in a boost to the market presence of our titles.

As for card games, the Yu-Gi-Oh! TRADING CARD GAME series continued to perform strongly in the global market.

In addition, at the exciting KONAMI Nippon Series 2012, which we sponsored, we held the Everyone Join In! KONAMI Nippon Series Festival, which included in-game events for baseball fans linked in real time to the baseball game and events utilizing our baseball-themed content for social networks including Professional Baseball Dream Nine, computer and video games and amusement arcade video games.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2012 in this segment amounted to ¥80,568 million (a year-on-year decrease of 19.0%).

Health & Fitness

In our fitness club business, market conditions remain challenging, but we continue to see growing health consciousness among consumers and stronger interest in preventing the need for nursing care in old age. Against this backdrop, we introduced a new concept, “Total Health Partner”, with the aim of establishing ourselves as a leading provider of new health-themed services, not only providing places for exercise but also becoming the most reliable provider of a wide range of health and body services for all of our customers, from children to senior citizens.

We also launched a new brand, OyZ, which mainly targeted senior citizens over sixty years old. For the first step of the brand, we started two body building classes at four facilities including Konami Sports club Funabashi (Funabashi City, Chiba Prefecture). One of the two classes is Building Trunk Strength Class, which helps to make physical activity easier. The other is Strengthening Leg Muscles Class, which promotes endurance mainly by helping to prevent leg muscles from becoming strained. These services have received favorable reviews from new customers.

In addition, we introduced a new counseling system, MY Fit Planner, in Konami Sports Clubs nationwide. The new counseling enables us to offer the most suitable training method and a continuous fitness life plan for each customer. This service merges our database, which we have developed over years of providing guidance to our customers, our unique counseling practice and our detailed one-on-one training. This enables us to choose and offer the most suitable training menu for customers from approximately 150 options, and is aimed for helping customers maintain and promote their health in order to let them exercise continuously.

Konami Group recognizes disuse syndrome as an important social problem. Sufferers of this syndrome display symptoms including a decrease in physical activity in daily life, which can be caused by old age or conditions experience by disaster refugees. We donated 100 STEPWELL 2 to Motoyoshicho, Kesennuma City in Miyagi prefecture as part of the support activities after the Great East Japan Earthquake, with the aim of preventing disuse syndrome by providing a slowstep method of exercise that can be performed easily indoors. In addition, we held seminars for the development of physical strength and trial sessions for slowstep exercises. This is one of our efforts to offer physical activity opportunities to every regional participant and improve their health.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2012 in this segment amounted to ¥60,022 million (a year-on-year decrease of 3.3%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage mechanical slot machine series continued to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) were stable. In this three-months-period ended December 31, 2012, the Podium video cabinet was loaded with the latest content and put on display at the Global Gaming Expo 2012, the world’s largest gaming equipment trade show, in Las Vegas, U.S. and at the South American Gaming Suppliers Expo & Congress 2012, which was Latin America’s largest international gaming trade show, in Argentina. Our product lineup included the Advantage series, which won many accolades for acting, KP3, our next-generation platform offering real-time, high-definition software-controlled 3D graphics, and SYNKROS, which was a brand-new, new-generation Konami Casino Management System, enhanced with various new functions. This extensive lineup, which was tailored to different markets, received positive reviews.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2012 in this segment amounted to ¥16,599 million (a year-on-year decrease of 8.3%).

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, we released Rumble Roses 3D from KPE, Inc, as a new product of pachinko slot machines, featuring the 3D liquid crystal display designed for use with the naked eye, without 3D glasses. This product has performed favorably in the market.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2012 in this segment amounted to ¥3,454 million (a year-on-year decrease of 77.8%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥314,284 million as of December 31, 2012, decreasing by ¥13,722 million compared with March 31, 2012. This decrease mainly resulted from decreases in cash and cash equivalents and trade notes and accounts receivable.

Total Liabilities:

Total liabilities amounted to ¥95,127 million as of December 31, 2012, decreasing by ¥17,159 million compared with March 31, 2012. This decrease primarily resulted from a redemption of bonds and a decrease in accrued income taxes due to payments for income taxes.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥218,772 million as of December 31, 2012, increasing by ¥3,314 million compared with March 31, 2012. This increase mainly resulted from the recognition of net income as well as an increase in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 69.6%, increasing by 3.9 points compared with March 31, 2012.

(2) Cash Flows

Cash flow summary for the nine months ended December 31, 2012:

	Millions of Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Change
Net cash provided by operating activities	¥22,070	¥2,761	¥(19,309)
Net cash used in investing activities	(4,263)	(9,474)	(5,211)
Net cash used in financing activities	(12,356)	(11,928)	428
Effect of exchange rate changes on cash and cash equivalents	(795)	336	1,131
Net increase (decrease) in cash and cash equivalents	4,656	(18,305)	(22,961)

Cash and cash equivalents, end of the period	¥64,197	¥58,146	¥(6,051)

Cash and cash equivalents (hereafter, referred to as “Net cash”), as of December 31, 2012, amounted to ¥58,146 million, a decrease of ¥18,305 million compared to the year ended March 31, 2012, and a year-on-year decrease of 9.4%.

Cash flow summary for each activity for the nine months ended December 31, 2012 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥2,761 million for the nine months ended December 31, 2012, a year-on-year decrease of 87.5%. This primarily resulted from a decrease in net income and an increase in the amount of income tax paid, which were partially offset by an increase in proceeds from sales receivables and trade notes compared to the year ended March 31, 2012.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥9,474 million for the nine months ended December 31, 2012, a year-on-year increase of 122.3%. This mainly resulted from expenditures for acquisition of business and an increase in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥11,928 million for the nine months ended December 31, 2012, a year-on-year decrease of 3.5%. This primarily resulted from cash inflows from borrowings, which was partially offset by an increase in the amount of dividends paid and the absence of proceeds from sale-leaseback transactions during the nine months ended December 31, 2012.

3. Outlook for the Fiscal Year Ending March 31, 2013

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide and the increased popularity of social networking sites, the available means of providing game software continue to diversify, and opportunities to reach an even greater audience for game software are increasing. Against such a backdrop, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

As for content for social networks, the total number of registered users for the Konami Group’s content for social networks is increasing steadily. We are further focusing our managerial resources on the development of content that we believe will become major hits, following in the footsteps of DRAGON COLLECTION. Looking ahead, we will continue to expand our lineup, utilizing previously established production and operational expertise and rich content resources, while continuing to support a wide range of devices including dgame™ launched by NTT DOCOMO, INC. in December, 2012. We also intend to develop more for new global platforms and enhance new releases with attractive content by creating synergies with established content.

As for computer and video games, we will focus efforts on continued global development utilizing the production know-how of the Konami Group, while also continuing the production of content for selected existing AAA titles, and continue to strive towards producing hit titles. We will release METAL GEAR RISING REVENGEANCE, the latest title of the METAL GEAR series, starting with North and Central and South American markets and the world market. We also intend to accelerate the release of strong multimedia content such as METAL GEAR SOLID, which will be made into a live-action, Hollywood movie. On the production side, as quickly as possible, we intend to develop local production systems in order to develop localized content tailored to the needs of our overseas game users.

As for amusement arcade equipment, Konami Group intends to work to revitalize the amusement arcade industry by providing entertainment that can be enjoyed only at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. We intend to propose innovative services that will lead the industry. This will involve promoting the continual development of equipment compatible with the e-AMUSEMENT GATE community site services, the PASELI e-money service and e-AMUSEMENT Participation, which are currently in operation, as well as enhancements to and the expansion of services. Such enhancements include the intended launch of new products and services for Monster Retsuden ORECA BATTLE, with strong content with the aim of further improving content-value, and DRAGON COLLECTION -The Ambition of The Pepper Gang, a companion product to DRAGON COLLECTION, our extremely popular content for social networks. These are expected to be well received in the market.

As for card games, we will continue the global development of the Yu-Gi-Oh! TRADING CARD GAME series. Additionally, we plan to sequentially release new product lineups, including the Digital Game Card series.

Health & Fitness

In our Health and Fitness business, we will continually aim to accurately grasp the needs of our increasingly diverse customer base and offer a new lifestyle with the aim of creating value-added Konami Sports Clubs. Market conditions are expected to remain harsh for the health and fitness segment. However, against the backdrop of an aging society and government measures taken in response to lifestyle diseases, we believe that we will be able to continue to operate fitness clubs and develop and market health and fitness equipment, while also continuing to promote good health and a heightened social awareness of health and fitness.

Konami Sports Clubs are promoting the new concept of “Total Health Partner” with the aim of establishing themselves as a reliable concierge in daily life for all of their customers, from children to senior citizens, in every aspect of health, not only exercise but also diet, sleep and mental health. We also intend to promote our health and fitness business, whether in or outside our facilities, by leveraging our strengths in the operation of more than 300 of Japan’s large-scale sports clubs, by expanding our products and services and by focusing on the enrichment of the programs offered at our facilities, the computerization of health management and the upgrading and expansion of our product lineup, as well as other efforts.

Amidst growing interest in preventing the need for nursing care in old age, from this fiscal year we intend to develop various services tailored to healthy senior citizens, such as a new brand, OyZ, which mainly targets senior citizens over sixty years old, including those who have never used or are not currently using sports clubs, in order to help them maintain and promote their health.

In addition, we intend to introduce GRIT™ SERIES, which is a new program of LES MILLS for which Konami Sports & Life Co., Ltd. is authorized as its exclusive agency in Japan. GRIT™ SERIES is a program, which has been gaining worldwide attention, that accelerates fat burning by high-intensity interval training in a short time and regulates health conditions. Due to its team training system with small classes, we intend to develop the program at small facilities where we have not been able to launch the existing LES MILLS programs.

Gaming & Systems

In regard to slot machine sales, we will promote the strengthening of sales together with product expansion focusing on Podium video slot machines, which has received positive reviews, and the Advantage mechanical slot machine series. Meanwhile, our efforts will also be focused on KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. Furthermore, we intend to stabilize our operational results in this segment by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales.

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, through KPE, Inc. we will release the SENGOKU COLLECTION, which leverage for the first time our popular content for social networks into pachinko slot machines. We will continue to focus on production and sales of pachinko slot machines, such as through the release of MEBIUSTAR, the first device entirely illuminated in full-color crystal LED, produced by TAKASAGO ELECTRIC INDUSTRY CO., LTD, which utilize original content from the Konami Group, including the release of SKYGIRLS – Yoroshiku! Zero.

The Konami Group began operation of its Ichinomiya Office (Ichinomiya City, Aichi Prefecture), acquired for the purpose of extending its production and logistic system in Japan and reducing risk by de-centralizing its plant locations. We intend to expand the production system in response to changes in the business environment in the future, and we will strive towards the realization of a timely and stable product supply.

Also, we revised our consolidated earnings forecast for the fiscal year ending March 31, 2013 as set forth below mainly due to a delay in the development of new titles for content for social networks, including titles for overseas markets, in our Digital Entertainment segment and a postponement of the release of the main title in our Pachinko & Pachinko Slot Machines segment until the next fiscal year.

Please refer to “News Release: KONAMI CORPORATION Announces Revision of the Consolidated Forecast for the Fiscal Year Ending March 31, 2013” announced today, on February 7, 2013, in details.

< Consolidated Earnings Forecast for the Year Ending March 31, 2013 >

	(Millions of yen, except percentages)
	Year ending March 31, 2013		Results for the year ended March 31, 2012	% change from previous year
	Previous forecast	Revised forecast
Net revenues	¥270,000	¥228,000	¥265,758	(14.2)%
Operating income	41,100	23,000	40,950	(43.8)%
Income before income taxes and equity in net income of affiliated company	40,100	22,500	40,026	(43.8)%
Net income attributable to KONAMI CORPORATION	23,100	13,500	23,012	(41.3)%

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3. Changes in accounting principles, procedures and reporting policies:

Effective April 1, 2012, KONAMI has adopted Accounting Standards Update (“ASU”) 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which was subsequently amended by ASU2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU2011-05”. ASU2011-05 requires the presentation of net income and other comprehensive income in a single continuous statement or in two separate but consecutive statements and eliminates the current option to report comprehensive income in the statement of equity. ASU2011-12 would defer the requirement to separately present within net income reclassification adjustments of items out of accumulated other comprehensive income, a part of which is required in ASU2011-05. The adoption of ASU2011-05 and ASU2011-12 did not have a material impact on KONAMI CORPORATION and its subsidiaries’ financial position and results.

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2012		December 31, 2012		December 31, 2012
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥76,451		¥58,146		$671,587
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥380 million at March 31, 2012 and ¥224 million ($2,587 thousand) at December 31, 2012	33,647		24,908		287,688
Inventories	22,121		29,293		338,334
Deferred income taxes, net	20,503		19,935		230,249
Prepaid expenses and other current assets	9,243		13,961		161,250

Total current assets	161,965	49.4	146,243	46.5	1,689,108
PROPERTY AND EQUIPMENT, net	62,251	19.0	62,906	20.0	726,565
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	429		394		4,551
Investments in affiliate	2,184		2,179		25,167
Identifiable intangible assets	41,283		42,213		487,561
Goodwill	21,875		21,897		252,910
Lease deposits	26,827		26,915		310,869
Deferred income taxes, net	976		1,114		12,867
Other assets	10,216		10,423		120,386

Total investments and other assets	103,790	31.6	105,135	33.5	1,214,311

TOTAL ASSETS	¥328,006	100.0	¥314,284	100.0	$3,629,984

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2012		December 31, 2012		December 31, 2012
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥2,300		¥4,082		$47,147
Current portion of long-term debt	5,000		5,000		57,750
Current portion of capital lease and financing obligations	2,458		2,186		25,248
Trade notes and accounts payable	16,290		12,291		141,961
Accrued income taxes	10,449		4,354		50,289
Accrued expenses	19,993		17,330		200,162
Deferred revenue	5,595		6,356		73,412
Other current liabilities	5,805		5,977		69,034

Total current liabilities	67,890	20.7	57,576	18.3	665,003

LONG-TERM LIABILITIES:
Long-term debt, less current portion	5,000		—		—
Capital lease and financing obligations, less current portion	24,803		23,192		267,868
Accrued pension and severance costs	1,641		1,535		17,729
Deferred income taxes, net	4,024		4,200		48,510
Other long-term liabilities	8,928		8,624		99,608

Total long-term liabilities	44,396	13.5	37,551	12.0	433,715

TOTAL LIABILITIES	112,286	34.2	95,127	30.3	1,098,718

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value-
Authorized 450,000,000 shares;	47,399	14.4	47,399	15.1	547,459
issued 143,500,000 shares at March 31, 2012 and December 31, 2012
Additional paid-in capital	74,175	22.6	74,175	23.6	856,722
Legal reserve	284	0.1	284	0.1	3,280
Retained earnings	107,565	32.8	109,455	34.8	1,264,207
Accumulated other comprehensive loss	(2,719)	(0.8)	(1,292)	(0.4)	(14,923)
Treasury stock, at cost- 4,879,848 shares at March 31, 2012 and 4,881,361 shares at December 31, 2012	(11,246)	(3.4)	(11,249)	(3.6)	(129,926)

Total KONAMI CORPORATION stockholders’ equity	215,458	65.7	218,772	69.6	2,526,819

Noncontrolling interest	262	0.1	385	0.1	4,447

TOTAL EQUITY	215,720	65.8	219,157	69.7	2,531,266

TOTAL LIABILITIES AND EQUITY	¥328,006	100.0	¥314,284	100.0	$3,629,984

2. Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of Yen				Thousands of U.S. Dollars
	Nine months ended December 31, 2011		Nine months ended December 31, 2012		Nine months ended December 31, 2012
		%		%
NET REVENUES:
Product sales revenue	¥101,287		¥68,399		$790,009
Service and other revenue	93,235		91,752		1,059,737

Total net revenues	194,522	100.0	160,151	100.0	1,849,746

COSTS AND EXPENSES:
Costs of products sold	62,727		40,625		469,219
Costs of services rendered and others	62,847		66,782		771,333
Selling, general and administrative	37,685		37,824		436,868
Earthquake related expenses	342		—		—

Total costs and expenses	163,601	84.1	145,231	90.7	1,677,420

Operating income	30,921	15.9	14,920	9.3	172,326

OTHER INCOME (EXPENSES):
Interest income	166		141		1,629
Interest expense	(1,081)		(991)		(11,446)
Foreign currency exchange gain (loss), net	32		725		8,374
Other, net	(20)		(123)		(1,421)

Other income (expenses), net	(903)	(0.5)	(248)	(0.1)	(2,864)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	30,018	15.4	14,672	9.2	169,462
INCOME TAXES	12,879	6.6	5,735	3.6	66,239
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	25	0.0	7	0.0	80

NET INCOME	17,164	8.8	8,944	5.6	103,303
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	118	0.0	123	0.1	1,420

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥17,046	8.8	¥8,821	5.5	$101,883

Consolidated Statements of Comprehensive Income

	Millions of Yen		Thousands of U.S. Dollars
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Nine months ended December 31, 2012
Net income	¥17,164	¥8,944	$103,303

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,955)	1,375	15,881
Net unrealized gains (losses) on available-for-sale securities	(11)	50	578
Pension liability adjustment	281	2	23

Other comprehensive income (loss)	(1,685)	1,427	16,482

Comprehensive income (loss)	15,479	10,371	119,785

Comprehensive income (loss) attributable to the non controlling interest	118	123	1,420

Comprehensive income (loss) attributable to KONAMI CORPORATION	¥15,361	¥10,248	$118,365

PER SHARE DATA

	Yen		U.S. Dollars
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Nine months ended December 31, 2012
Basic net income attributable to KONAMI CORPORATION per share	¥123.19	¥63.63	$0.73
Diluted net income attributable to KONAMI CORPORATION per share	123.19	63.63	0.73

Weighted-average common shares outstanding	138,377,599	138,619,373
Diluted weighted-average common shares outstanding	138,377,599	138,619,373

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Nine months ended December 31, 2012
Cash flows from operating activities:
Net income	¥17,164	¥8,944	$103,303
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,082	7,732	89,305
Provision for doubtful receivables	23	(183)	(2,113)
Gain or loss on sale or disposal of property and equipment, net	256	108	1,247
Equity in net loss (income) of affiliated company	(25)	(7)	(80)
Deferred income taxes	1,625	622	7,184
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(6,431)	9,791	113,086
Decrease (increase) in inventories	(3,676)	(7,611)	(87,907)
Decrease (increase) in other receivables	312	338	3,904
Decrease (increase) in prepaid expenses	33	(571)	(6,595)
Increase (decrease) in trade notes and accounts payable	(3,719)	(4,539)	(52,426)
Increase (decrease) in accrued income taxes, net of tax refunds	2,662	(9,934)	(114,738)
Increase (decrease) in accrued expenses	2,107	(1,578)	(18,226)
Increase (decrease) in deferred revenue	4,608	638	7,369
Increase (decrease) in advance received	(353)	(112)	(1,294)
Increase (decrease) in deposits	413	281	3,246
Other, net	(11)	(1,158)	(13,375)

Net cash provided by operating activities	22,070	2,761	31,890

	Millions of Yen		Thousands of U.S. Dollars
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Nine months ended December 31, 2012
Cash flows from investing activities:
Capital expenditures	(6,189)	(8,283)	(95,669)
Proceeds from sales of property and equipment	7	73	843
Decrease (increase) in lease deposits, net	493	(10)	(115)
Decrease (increase) in term deposits, net	1,412	—	—
Acquisition of business	—	(1,245)	(14,380)
Other, net	14	(9)	(104)

Net cash used in investing activities	(4,263)	(9,474)	(109,425)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(1,600)	1,782	20,582
Redemption of bonds	(5,000)	(5,000)	(57,750)
Principal payments under capital lease and financing obligations	(1,735)	(1,933)	(22,326)
Dividends paid	(5,546)	(6,774)	(78,240)
Purchases of treasury stock by parent company	(24)	(5)	(58)
Proceeds from sale-leaseback transaction	1,547	—	—
Other, net	2	2	23

Net cash used in financing activities	(12,356)	(11,928)	(137,769)
Effect of exchange rate changes on cash and cash equivalents	(795)	336	3,881
Net increase (decrease) in cash and cash equivalents	4,656	(18,305)	(211,423)
Cash and cash equivalents, beginning of the period	59,541	76,451	883,010

Cash and cash equivalents, end of the period	¥64,197	¥58,146	$671,587

4. Going concern assumption:

None

5. Significant changes in the stockholders’ equity:

None

6. Segment Information (Unaudited)

(1) Segment information

Nine months ended December 31, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥98,949	¥61,933	¥18,103	¥15,537	—	¥194,522
Intersegment	515	119	—	22	¥(656)	—

Total	99,464	62,052	18,103	15,559	(656)	194,522
Operating expenses	75,175	60,002	13,038	11,741	3,645	163,601

Operating income (loss)	¥24,289	¥2,050	¥5,065	¥3,818	¥(4,301)	¥30,921

Nine months ended December 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥80,102	¥59,998	¥16,599	¥3,452	—	¥160,151
Intersegment	466	24	—	2	¥(492)	—

Total	80,568	60,022	16,599	3,454	(492)	160,151
Operating expenses	64,984	57,956	13,002	4,307	4,982	145,231

Operating income (loss)	¥15,584	¥2,066	¥3,597	¥(853)	¥(5,474)	¥14,920

Nine months ended December 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
External customers	$925,179	$692,978	$191,718	$39,871	—	$1,849,746
Intersegment	5,382	278	—	23	$(5,683)	—

Total	930,561	693,256	191,718	39,894	(5,683)	1,849,746
Operating expenses	750,566	669,393	150,173	49,746	57,542	1,677,420

Operating income (loss)	$179,995	$23,863	$41,545	$(9,852)	$(63,225)	$172,326

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Nine months ended December 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥154,306	¥25,033	¥9,696	¥5,487	¥194,522	—	¥194,522
Intersegment	8,536	2,048	256	162	11,002	¥(11,002)	—

Total	162,842	27,081	9,952	5,649	205,524	(11,002)	194,522
Operating expenses	138,179	22,013	9,538	4,974	174,704	(11,103)	163,601

Operating income (loss)	¥24,663	¥5,068	¥414	¥675	¥30,820	¥101	¥30,921

Nine months ended December 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥123,639	¥24,164	¥8,485	¥3,863	¥160,151	—	¥160,151
Intersegment	8,088	2,061	103	462	10,714	¥(10,714)	—

Total	131,727	26,225	8,588	4,325	170,865	(10,714)	160,151
Operating expenses	120,298	22,588	8,853	4,330	156,069	(10,838)	145,231

Operating income (loss)	¥11,429	¥3,637	¥(265)	¥(5)	¥14,796	¥124	¥14,920

Nine months ended December 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
External customers	$1,428,032	$279,094	$98,002	$44,618	$1,849,746	—	$1,849,746
Intersegment	93,416	23,805	1,190	5,336	123,747	$(123,747)	—

Total	1,521,448	302,899	99,192	49,954	1,973,493	(123,747)	1,849,746
Operating expenses	1,389,443	260,892	102,252	50,012	1,802,599	(125,179)	1,677,420

Operating income (loss)	$132,005	$42,007	$(3,060)	$(58)	$170,894	$1,432	$172,326

For the purpose of presenting its operations in geographic areas above, KONAMI CORPORATION and its subsidiaries attribute revenues from external customers to individual countries in each area based on where we sold products or rendered services, and attribute assets based on where assets are located.

Notes: (Unaudited)

-	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).